Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

For the Years ended December 31, 2008 and 2007, the Periods from May 24, 2006 to December 31, 2006 and January 1, 2006 to May 23, 2006 and the Years ended December 31, 2005 and 2004

(IN MILLIONS)	Successor				Predecessor
	Year ended December 31, 2008	Year ended December 31, 2007	May 24 - December 31, 2006		January 1 - May 23, 2006	Year ended December 31, 2005	Year ended December 31, 2004
Fixed charges
Interest expense	$639	$650	$386		$49	$133	$192
Interest capitalized	2	1	—		—	1	4
Appropriate portion of rental expense representative of the interest factor	36	37	27		17	47	51

Total fixed charges	$677	$688	$413		$66	$181	$247

Earnings
(Loss)/income from continuing operations before income taxes, minority interests and equity in net (loss)/income of affiliates	$(510)	$(266)	$(390)		$19	$194	$310
Fixed charges per above	677	688	413		66	181	247
Amortization of capitalized interest	2	1	1		1	1	—
Dividends received from affiliates	11	8	4		8	11	11
Minority interest in net loss of consolidated subsidiaries	—	—	—		—	—	5
Interest capitalized	(2)	(1)	—		—	(1)	(4)

Total earnings	$178	$430	$28		$94	$386	$569

Ratio of earnings to fixed charges	(a )	(a )	(a	)	1.4	2.1	2.3

(a)	Earnings for the years ended December 31, 2008 and 2007 and for the successor period of May 24, 2006 to December 31, 2006 were inadequate to cover fixed charges by $499 million, $258 million and $385 million, respectively.